July 11, 2019

Zhanchang Xin
Chief Executive Officer
Qilian International Holding Group Ltd
Jiuquan Economic and Technological Development Zone
Jiuquan City, Gansu Province
People's Republic of China

       Re: Qilian International Holding Group Ltd
           Draft Registration Statement on Form F-1
           Submitted June 17, 2019
           CIK No. 0001779578

Dear Mr. Xin:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Our Competitive Advantages
Recognized Brand Name, page 5

1. We note your disclosure here and throughout the prospectus that you have received many awards from government agencies and organizations, such as "Specialized
New
       Technology" Enterprise Status. Please briefly explain the criteria for selection for this award as well as the other awards disclosed throughout your prospectus so that investors can understand the significance of these awards.
 Zhanchang Xin
FirstName LastNameZhanchang Xin
Qilian International Holding Group Ltd
Comapany NameQilian International Holding Group Ltd
July 11, 2019
July 11, 2019 Page 2
Page 2
FirstName LastName
Our Business Strategies, page 6

2. Please disclose the estimated costs to achieve your business strategies for Gan Di Xin,
         Qiliam Shan Oxytetracycline API, Xiongguan organic fertilizer and heparin sodium preparation, and disclose the working capital required to implement your business plan and R&D efforts in your risk factor on page 13, which addresses your limited sources of working capital and your need for substantial additional financing. In addition, please briefly disclose the process of enrolling in the National Essential Medicines Category and the National Medical Insurance Coverage Program and explain what you mean by
         "acquire more market shares" in your Our Business Strategies for Qilian Shan
         Oxtetracycline API section.
3. We note your disclosure on page 5 that you intend to "grow untapped Chinese markets."
         However, your Industry section states that licorice, certain types of oxytetracyline products and heparin sodium products are already widely available in China and that the pharmaceutical market is highly fragmented. Please balance your disclosure in your prospectus summary to disclose the highly fragmented nature of your industries and, if true, the availability throughout China of similar products to the ones you offer.
Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 8

4. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors, page 12

5.       We note that Section 117 of your Articles of Association, filed as
Exhibit 3.2, provides
         that any cause of action between the company, its members, directors, alternate directors, officers, agents, managers, employees or trustees shall be subject to the sole jurisdiction and venue of the Courts of the Cayman Islands. Please disclose in your Risk Factors section and in your Description of Share Capital section whether this provision applies to actions arising under the Exchange Act and the Securities Act. If so, please address the uncertainty as to whether a court would enforce such provision, and state that stockholders will not be deemed to have waived the company's compliance with federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Exchange Act and the Securities Act, please also ensure that the disclosure in your Risk Factors and Description of Share Capital sections in your prospectus and the exclusive forum provision in your Articles of Association state this clearly. In addition, in your Risk Factors section, please disclose the material risks to investors caused by your exclusive forum provision.
Risks Related to Our Business
Failure to make adequate contributions, page 17
 Zhanchang Xin
FirstName LastNameZhanchang Xin
Qilian International Holding Group Ltd
Comapany NameQilian International Holding Group Ltd
July 11, 2019
July 11, 2019 Page 3
Page 3
FirstName LastName

6. Please disclose the aggregate amount you may be required to pay due to Gansu QLS's and
         Chengdu QLS's failure to make the necessary contributions to employee benefit plans as required by PRC regulations. In addition, please clarify in the third paragraph in your
         Employees section on page 73 that you have failed to make the necessary contributions to employee benefit plans. Also, please disclose whether this failure could be considered a breach of your Exclusive Services Agreement with Gansu QLS.
Risks Related to Doing Business in China
Substantial uncertainties exist with represent to the interpretation of the PRC Foreign Investment
Law, page 27

7. Please expand this risk factor to disclose the effect on your VIE and related agreements if your VIE is identified as a FIE. In addition, disclose the effect of the PRC Foreign
         Investment Law on your business and your shareholders if you are identified as a FIE or if you acquire upstream and downstream companies manufacturing traditional Chinese medicine pieces.
Use of Proceeds, page 31

8. Please disclose how far the proceeds from this offering will allow you to reach in each of the specified uses. If you will require additional funds to complete the listed uses of the proceeds, please disclose the aggregate amount necessary and how you intend to raise additional funds. Also, if you know which products you intend to develop, please identify the products and disclose how far in the development you expect to achieve with the proceeds of this offering. In addition, we note that you intend to use the remainder of the proceeds to acquire companies manufacturing traditional Chinese medicine pieces. Please disclose whether you have any present commitments or agreements to purchase any such companies.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37

9. We note your disclosure on page 59 that you independently developed all ten of your currently manufactured products within your research and development department and that you have products currently in development as disclosed on page
64. However, we do
         not see any research and development costs presented on your Consolidated Statements of
         Income and Comprehensive Income. Please revise to explain your accounting policy for these costs, whether they are allocated to products, and if material, quantify for each period presented.
10. We note your description of the products included in the " oxytetracycline & Licorice products and TCMD " segment as disclosed on page 60. Please revise to disclose whether there were any material changes in net revenue or cost of sales due to any specific product within this segment. Explain the primary factors underlying the changes for each period
 Zhanchang Xin
FirstName LastNameZhanchang Xin
Qilian International Holding Group Ltd
Comapany NameQilian International Holding Group Ltd
July 11, 2019
July 11, 2019 Page 4
Page 4
FirstName LastName
         presented. In addition, disclose your reasonably likely expectation for future trends.
Business
Our History and Corporate Structure
Contractual Arrangements between WFOE and Gansu QLS
Exclusive Service Agreement, page 56

11. We note your disclosure on page 56 that WFOE is entitled to collect a service fee in accordance with the services actually provided. However, you also state that the amount of service fees shall be the remaining amount of Gansu QLS's profit before tax after deducting relevant costs and reasonable expenses. Please revise for clarity and consistency. In addition, please explain what you mean by "relevant costs" and disclose whether WFOE determines the the amount of "relevant costs" and "reasonable expenses."
Our Products
Our Licorice Products
Gan Di Xin, page 61

12. In an appropriate section of your prospectus, please describe the approval process for
         China's State Category V New Drug, and the significance of Gan Di Xin classification as such, as well as the significance of its national medicine quality standard of WS1-(X-
         001)-2015Z, which is disclosed on page 72. Also, disclose the approval process with the
         CFDA and any other regulatory bodies for the development and modification of Gan Di
         Xan, which you plan to accomplish by adding additional Chinese herbal ingredients. In addition, please disclose the basis for your statement on page 61 that, because your Gan
         Di Xin tablets dissolve slowly in the mouth, the tablets' bioavailability, stability and effectiveness have been drastically increased.
Products Currently in Development, page 64

13. Please disclose the regulatory process for your two products in development and, if relevant, which regulatory phase or phases you have completed for each of these products. In this regard, we note your disclosure on page 70 regarding the different regulatory processes for different types of fertilizers.
Regulations, Certificates and Permits, page 70

14. Please provide translations for your nine Chinese trademarks. R&D Development Plan, page 72

15. Please disclose the approval process necessary before you can market and sell your Ahan antibacterial paste if you modify the product to suit different skin types. In addition, we note your disclosure on page 78 that Ahan has not yet been issued the certificate of filing
 Zhanchang Xin
FirstName LastNameZhanchang Xin
Qilian International Holding Group Ltd
Comapany NameQilian International Holding Group Ltd
July 11, 2019
July 11, 2019 Page 5
Page 5
FirstName LastName
         and that the certificate of filing is necessary before the product can be used. However, on page 72, you state that you have sold Ahan since November 2017. Please explain how you have sold Ahan despite your failure to obtain a certificate of filing.
Research and Development
R&D Achievements, page 72

16. We note that since May 2016 you worked with Tsinghua University Wuxi Institute of
         Applied Technologies on exploring ways to increase the fermentation yield of oxytetracycline and that you have now increased the yield from 32,000 U/ml to 35,000
         U/ml, and that you are still in the early development stage of your cooperative breeding experiment. Please disclose the material terms of your agreement with Tsinghua
         University Wuxi Institute of Applied Technologies, including any royalty payments and the term of the agreement, and, if required by Item 601 of Regulation S-K, please file the agreement as an exhibit to your registration statement.
Employees, page 73

17. Please please provide a breakdown of employees by activity in Jiuquan City and Qionlai
         City for Gansu QLS, Qiming and Chengdu QLS pursuant to Item 6.D of Form 20-F.
Regulations
PRC Laws and Regulations on Foreign Investment, page 81

18. We note your disclosure on pages 55 and 81 that the acquisition of upstream and downstream companies manufacturing traditional Chinese medicine pieces would be subject to the Negative List, which would (i) prevent you from holding any equity of
         Gansu QLS and its subsidiaries and (ii) prohibit you from foreign capital investment. We note that you do not hold any equity securities in Gansu QLS, but, instead, control the company through contractual arrangements. Please disclose how the acquisition of companies involved in the manufacturing of traditional Chinese medicine pieces will affect your organizational structure, including your contractual arrangements with Gansu
         QLS and the Gansu QLS shareholders and how Gansu QLS will be able to obtain equity, debt financing, or other financing in the future. To the extent that you would (i)
         have to terminate these contractual arrangements, (ii) be unable to receive dividends from
         Gansu QLS and its subsidiaries or (iii) be unable to provide capital to Gansu QLS, please disclose at the beginning of your prospectus summary section and in your Risk Factors section.
PRC Laws and Regulations on Foreign Exchange
Circular No. 37 and Circular No. 13, page 83

19. Please tell us whether all of the Gansu QLS shareholders will complete registration in accordance with Circular 37 prior to effectiveness. If they will not, please disclose this in your prospectus summary and in your Risk Factors section.
 Zhanchang Xin
FirstName LastNameZhanchang Xin
Qilian International Holding Group Ltd
Comapany NameQilian International Holding Group Ltd
July 11, 2019
July 11, 2019 Page 6
Page 6
FirstName LastName
Consolidated Financial Statements, page F-1

20. Please note that the audited financial statements should be as of a date no later than 12 months at the date of filing as specified in Item 8.A.4 of Form 20-F. Also refer to
         Instructions to Item 8.A.4.
Note 1 - Organization and Description of Business, page F-6

21. Please revise to disclose your accounting policy for non-controlling interests, including how you recognize and measure this item.
Note 7   Bank Loans, page F-17

22. We note that your $3,639,911 of bank loans with the Agricultural Bank of China, which expired in January to May of 2019, were fully repaid at expiration and new loans were obtained after the repayments. Please tell us your consideration of disclosing the terms of the new loans in your Subsequent Events footnote.
Note 11   Equity, page F-21

23. We note the cash and stock dividends that were declared March 5, 2018 and paid during
         2018. Please explain the following statements that appear to conflict, and reconcile any apparent inconsistencies:
           Page 21: "We do not intend to pay dividends for the foreseeable future."
           Page 26: "We are a holding company and we rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under PRC laws."
           Page 32: We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future."
General

24. Please provide us mockups of any pages that include any additional pictures or graphics to bepresented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.
       You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume,
Accounting
Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or Dietrich
King at (202) 551-8071 with any other questions.



                                                               Sincerely,
 Zhanchang Xin
Qilian International Holding Group Ltd
July 11, 2019
FirstName LastNameZhanchang Xin
Page 7
Comapany NameQilian International Holding Group Ltd
                                                      Division of Corporation
Finance
July 11, 2019 Page 7                                  Office of Healthcare &
Insurance
FirstName LastName